GMO Series Trust
40 Rowes Wharf
Boston, Massachusetts 02110
September 15, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling
RE:	GMO Series Trust (the “Trust”) Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A File Nos. 333-174627 and 811-22564
Dear Ms. Stirling:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Trust respectfully requests that the effective date for Pre-Effective Amendment No. 2 to the above-captioned Registration Statement be accelerated so that it will become effective on September 16, 2011 or as soon thereafter as practicable.
     The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions you may have with respect to the foregoing to Sarah Clinton at 617-951-7375 or Elizabeth Reza at 617-951-7919 of Ropes & Gray LLP.

Very truly yours, GMO SERIES TRUST
By:	/s/ Jason Harrison
Jason Harrison
Clerk